March 5, 2019

Via Email
Thierry de Longuemar
Vice President and Chief Financial Officer
Asian Infrastructure Investment Bank
B-9 Financial Street, Xicheng District
Beijing 100033
People's Republic of China

       Re:    Asian Infrastructure Investment Bank
              Amendment No. 2 to Registration Statement under Schedule B Filed February 26, 2019
              File No. 333-228613

Dear Mr. de Longuemar:

        We have reviewed your amended registration statement and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement under Schedule B

Independent Auditor's Report
Auditor's Responsibilities for the Audit of the Financial Statements, pages F-4 and F-50

   1. Please revise the Independent Auditor's Report to remove "...We report our opinion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose...." or tell us why you believe this statement is appropriate. Please refer to
      International Standard on Auditing (ISA) 700 Revised.
 Thierry de Longuemar
Asian Infrastructure Investment Bank
March 5, 2019
Page 2

       You may contact Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 or
John Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding the comment on the financial statements and related matters. Please contact Ellie
Quarles, Special Counsel, at (202) 551-3238 or Michael Coco, Chief, at (202) 551-3253 with any other questions.

                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
International Corporate
                                                         Finance




cc:    R diger Woggon
       Lead Counsel, Office of the General Counsel
       Asian Infrastructure Investment Bank

       Robert S. Risoleo, Esq.
       Sullivan & Cromwell LLP